UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(C) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	Nuveen Churchill BDC V
Address of Principal Business Office:	375 Park Avenue, 9th Floor
New York, NY 10152
Telephone Number (including area code):	(212) 478-9200
File Number under the Securities Exchange Act of 1934:	000-56757

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

☐	A.	The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.
☐	B.	The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.
☒	C.	The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.
☐	D.	The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.
☐	E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.
☐	F.	Other. Explain the circumstances surrounding the withdrawal of election.

On May 1, 2026 (the “Closing”), pursuant to the Purchase and Sale Agreement, dated April 1, 2026, by and between Nuveen Churchill BDC V (the “Company”), as seller, and Nuveen Churchill Private Capital Income Fund (“PCAP”), as buyer (the “Purchase Agreement”), the Company sold, transferred, assigned and conveyed to PCAP substantially all of its assets, and PCAP assumed all of the Company’s liabilities (including the outstanding indebtedness under the Company’s existing credit facility) for aggregate consideration equal to the net asset value of the Company as of the Determination Date (as defined in the Purchase Agreement) (the “Transaction”). PCAP is a

Delaware statutory trust that has elected to be regulated as a business development company (“BDC”) under Section 54(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Pursuant to the Purchase Agreement, following the Closing of the Transaction, the Company is terminating its status as a BDC under the 1940 Act and is in the process of winding down its operations, dissolving, and liquidating, in each case as set forth in the Purchase Agreement.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of New York and State of New York on the 12th day of May, 2026.

Nuveen Churchill BDC V

By: /s/ Kenneth J. Kencel
Name: Kenneth J. Kencel
Title: President and Chief Executive Officer

Attest: /s/ Shai Vichness
Name: Shai Vichness
Title: Chief Financial Officer and Treasurer